July 22, 2021

Dentons Canada S.E.N.C.R.L.

1, Place Ville Marie, Suite 3900

Montréal, Québec H3B 4M7

Re:	Peak Fintech Group Inc. Common Shares ISIN/CUSIP: CA70470F3088/70470F308

Dear all,

We wish to confirm that AST Trust Company (Canada) has been appointed Transfer Agent and Registrar for the Common Shares of Peak Fintech Group Inc. at our office in Montréal and Co-Transfer Agent at our office in Toronto.

We further confirm that as of July 27, 2021, we will be in a position to process transfers and to make prompt delivery of share certificates with no fee to presentors for transfers.

We trust the above information is satisfactory.

Yours very truly,

AST TRUST COMPANY (CANADA)

Bertrand Gély

Relationship Manager

Telephone No: 514-285-8823

E-mail:bgely@astfinancial.com